Filed by The Nasdaq Stock Market, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: OMX AB
(Commission File No. 132-02618)

Set forth below are excerpts from the conference call on financial results for the third quarter of 2007 of The Nasdaq Stock Market, Inc. (“Nasdaq”) presented by Robert Greifeld, President and Chief Executive Officer, and David Warren, Executive Vice President and Chief Financial Officer, on October 24, 2007. The excerpts relate to the potential combination of Nasdaq and OMX AB.

Q3 2007 Earnings Call – The Nasdaq Stock Market, Inc. [NDAQ] 10/24/2007 10:00 (ET)

Excerpt 1:

Robert Greifeld, Nasdaq President and Chief Executive Officer, Remarks:

Turning now to strategic initiatives, it is easy to say that we kept ourselves busy on a number of fronts. As you know in May we announced our intention to acquire OMX, a Nordic and Baltic Exchange and technology company that will serve as a very strong strategic partner for us in our plan to create a premier global exchange and technology company.

In September, after some discussions we announced a series of transactions with Borse Dubai that build on the original concept adding the financial strength of Borse Dubai and reaching into the emerging Asian and Middle Eastern marketplaces. After closing, we will create a truly global financial marketplace with the infrastructure and financial strength to serve our customers and achieve our global ambitions.

Excerpt 2:

David Warren, Nasdaq Executive Vice President and Chief Financial Officer, Remarks:

We’ve also recorded two items below the operating income line which had a material impact on our GAAP results and these are the $35.2 million gain on foreign-currency option contracts related to hedging our foreign-currency risks associated with the OMX transaction. This is a dollar-euro hedge which we continue to mark to market in the fourth quarter.

Excerpt 3:

Question – Rich Repetto - Sandler O’Neill - Analyst

Doing okay. Doing okay — excuse me — hey Bob my first question is in the press release you talk about a 33.33% interest in the DIFX. Just trying to see approximately what the investment is you know how you value that or the cash you put into it?

Answer – Robert Greifeld

Rich we haven’t been that explicit with respect to the valuation metrics and we could be in the future. I would just guide you to the general comments that clearly is an asset that is uniquely positioned in that part of the world. They have adopted international government standards modeled primarily on the UK FSA and I think if you read DP World it will be coming public on that market in November. So we are optimistic. Between our technology, our know-how, and our branding, we’ll be able to make that into quite an attractive asset.

Answer – David Warren

Yes, Rich, it’s David. We are in the final stages of working out the final agreement with Borse Dubai. So when we have that obviously, we’ll have more to disclose on this statistic.

Excerpt 4:

Question – Dan Stannan - Jefferies - Analyst

Okay and then in terms of the OMX transaction, what is the next step whether that is in terms of regulatory approvals and their timing that we should hear from you publicly either from OMX or from you guys to see how that transaction is going forward?

Answer – Robert Greifeld

Well it is proceeding you basically have 3 main tracks with to run on. One is the CFIUS review. Two is our shareholder vote and the third is to have the OMX shareholders tender into the offering. So I think you can go by the fact that we have an expectation that the transaction will be positioned to close sometime in the first half of the first quarter.

Excerpt 5:

Question – David Grossman - Thomas Weisel Partners - Analyst

All right, thanks and good morning. As I recall about the OMX integration process has already begun, can you give us an update on what you’re seeing and what the progress has been to date?

Answer – Robert Greifeld

Yes. One, let me make clear that the integration planning between OMX has progressed and has progressed exceedingly well. And the teams are working together. We actually have a major team in Stockholm this week. So we feel very good about that. And what it nets down to is at this point we stand behind the guidance that we gave with respect to both revenue and expense synergies when we announced the transaction. And we remain confident. And as I said the last time our confidence continues to grow that we’ll achieve what we’ve promised. And I think our collective organizations have a shared cultural trait of wanting to under promise and over deliver. And I think I’ll leave it at that.

Question – David Grossman - Thomas Weisel Partners - Analyst

And should we expect based on the progress to date that we would start seeing the expenses coming out or the process of the expenses coming out almost immediately after the transaction closes?

Answer – Robert Greifeld

Well, again we’re two separate organizations. We’re allowed to do planning. And it’s I think impossible for us to make any further predictions than what we’ve said previously.

Answer – David Warren

And I think what we said previously is that we expect that we will achieve a number of expense synergies in the first full year. So if it stays close in early ‘08 then we would definitely be on that course.

Excerpt 6:

Question – Don Fandetti - Citigroup - Analyst

Hi, Bob. One quick question. As you look out over the next 3 to 5 years, how do you view the Dubai partnership? Do you view that as enhancing your ability to be a global consolidator like an NYX?

Answer – Robert Greifeld

Well, I would definitely say so. And let me speak first about our investment in the DIFX. As I mentioned before, we thank that’s a great opportunity. They clearly have relationships in that part of the world that we do not have. And between our brand name, our technology, their relationships, their know-how and obviously the legal and the regulatory structure they had set up in DIFX in addition to basically the quality of life in Dubai, we think we have a great opportunity just right, right then and there. They clearly in the completion of this transaction will become our largest share holder and an important, I think, long-term strategic investor to NASDAQ as we go to execute our business plan.

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. NASDAQ cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, projections about our future financial results and statements about the implementation dates and benefits of certain strategic initiatives, including the transactions contemplated by NASDAQ’s agreements with Borse Dubai, OMX AB and the Boston Stock Exchange, and other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ’s control. These factors include, but are not limited to, NASDAQ’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in NASDAQ’s filings with the U.S. Securities Exchange Commission, including its annual report on Form 10-K for the fiscal year ending December 31, 2006 which is available on NASDAQ’s website at http://www.nasdaq.com and the SEC’s website at www.sec.gov. NASDAQ undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice to OMX shareholders

While NASDAQ’s offer for OMX is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of NASDAQ in any jurisdiction in which the making of the offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, NASDAQ’s offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While NASDAQ reserves the right to make the offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by NASDAQ in such jurisdictions, pending such filings or publications and in the absence of any such exception NASDAQ’s offer is not made in any such jurisdiction.

Additional Information About the NASDAQ/OMX Transaction

On August 7, 2007, NASDAQ filed with the SEC a Registration Statement on Form S-4 that includes a preliminary proxy statement of NASDAQ that also constitutes a prospectus of NASDAQ. On October 12, 2007, NASDAQ filed with the SEC a preliminary proxy statement on Schedule 14A relating to the proposed transactions with Borse Dubai and OMX. Investors and security holders are urged to read the preliminary proxy statements, prospectus and the definitive proxy statement when it becomes available, as well as any amendments and other applicable documents regarding the proposed business combination because those documents contain, or will contain, important information. You may obtain a free copy of those documents and other related documents filed by NASDAQ with the SEC at the SEC’s website at www.sec.gov. The preliminary proxy statements and prospectus and the other documents may also be obtained for free by accessing NASDAQ’s website at http://www.nasdaq.com.

NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about NASDAQ’s executive officers and directors in NASDAQ’s definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the preliminary proxy statements and prospectus from NASDAQ by accessing NASDAQ’s website at http://www.nasdaq.com. Additional information regarding the interests of such potential participants is included in the preliminary proxy statements and prospectus and may be included in the other relevant documents filed with the SEC when they become available.